SKF acquires Austrian Economos and strengthens its sealing business

GOTHENBURG, Sweden--(BUSINESS WIRE)--Sept. 1, 2006--SKF (NASDAQ:SKFR) (LSE:SKFB) (STO:SKFA) (STO:SKFB) has acquired 100% of the shares of Economos Austria GmbH from Salzer Holding GmbH.

Economos is an Austrian industrial seals company manufacturing hydraulic and pneumatic seals for the oil and gas, food and beverage, pulp and paper, mining and steel industries.

Economos's sales for the year 2005 were close to 70 million Euros and the number of employees was 805. SKF pays 67 million euros on a cash and debt free basis for the company.

Economos has a global presence, with Western Europe being its main market. The company is headquartered in Judenburg in Austria. Economos operates through more than 20 subsidiaries around the world and its extensive distributor network. Economos sealing and engineering plastics solutions will strengthen SKF's market position in industrial seals.

- In addition to broadening our presence in the industrial seals market, Economos brings a business and manufacturing concept that has made them world leaders in providing extremely high service levels, says Bo Annvik, President SKF Sealing Solutions. This is our second acquisition this year which means that we are now adding sales on an annual base of some SEK 850 million in the industrial seals business.

Economos will be part of SKF Sealing Solutions unit, within the Automotive Division. The acquisition is subject to relevant regulatory approvals.

Aktiebolaget SKF

(publ.)

www.skf.com

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CONTACT:
SKF Group Communication
Lars G Malmer, +46 (0)31 337 1541
Lars.G.Malmer@skf.com
or
SKF Investor Relations
Marita Bjork, 031-337 1994
Marita.Bjork@skf.com